Stuart M. Strauss
                                               Partner

                                               DIRECT TEL  +1 212 878 4931
                                               DIRECT FAX  +1 212 878 8375
                                               stuart.strauss@cliffordchance.com

November 3, 2004

Mr. Christian T. Sandoe
Securities and Exchange Commission
Division of Investment Management
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:  PowerShares Exchange-Traded Fund Trust
     (File Nos. 333-102228 and 811-21265)

Dear Mr. Sandoe:

Thank you for your telephonic comments regarding the registration statement on Form N-1A for the PowerShares Exchange-Traded Fund Trust (the "Trust") filed with the Securities and Exchange Commission on July 19, 2004. Below, we describe the changes we have made to the registration statement in response to the staff's comments and provide the information you requested.

The Trust has considered your comments and has authorized us to make on its behalf the responses and changes discussed below to the Trust's Registration Statement. These changes will be reflected in Post-Effective Amendment Nos. 13 and 14 to the Fund's Registration Statement, which will be filed on EDGAR.

                                   PROSPECTUS

GENERAL

     Comment 1. Please include a statement in the description of each Fund that such Fund complies with the 80% policy required under Rule 35d-1 that relates to the name of the Fund.

     Response: We have included the requested disclosure for each Fund.

     Comment 2. Please define the terms "large cap," "small cap" and "mid cap," where applicable.

     Response: We have included the requested disclosure for each Fund.

     Comment 3. Remove the word "necessarily" from the following sentence under the section for each Fund entitled "Replication Management Risk": "Therefore, it would not necessarily sell a stock because the stock's issuer was in financial trouble, unless that stock is removed from the ... Index."

     Response: We have revised these sections as requested.

     Comment 4. To the extent that the Adviser's fee waiver and/or expense reimbursement is contractual, please file the Agreement as an exhibit to the registration statement.

     Response: The Form of Investment Advisory Agreement that includes the fee waiver and/or expense reimbursement was filed as Exhibit (d)(2) to the Initial Registration Statement, filed on April 16, 2003, and is incorporated by reference into this filing.

     Comment 5. Expand on the risk factors that discuss the sector specific concentration risks.

     Response: We have revised the disclosure as requested.

COVER PAGE

     Comment 6. On the cover page of the prospectus, describe the specific relief that is being sought where the prospectus states that the issuance of each Fund's shares is subject to the receipt of appropriate regulatory assurances or relief.

     Response: We have revised the current disclosure to state that, "Subject to receipt of exemptive relief from the Securities and Exchange Commission necessary to permit the Trust to offer shares of newly created Index Funds in a Subscription Offering, prior to commencing the continuous offering of Shares, each of the Funds covered in this prospectus intends to offer its shares in a Subscription Offering..."

     Comment 7. Pare down the disclosure included under the sections entitled "PowerShares Exchange-Traded Fund Trust," "Who Should Invest in PowerShares" and "Tax Advantaged Product Structure" on page 4 of the prospectus.

     Response: We have revised these sections as requested.

POWERSHARES DYNAMIC BRAND NAME PRODUCTS PORTFOLIO

         Comment 8. Narrow the scope of "household durables" in the description of the companies that comprise the Dynamic Brand Name Products Intellidex or, alternatively, change the name of the PowerShares Dynamic Brand Name Portfolio to better match the description. The current description appears to extend beyond those companies that would be considered "brand name."

         Response: The description of the companies that comprise the Dynamic Brand Name Products Intellidex has been revised to better match the name of the Fund consistent with the applicable Intellidex methodology.

POWERSHARES DYNAMIC FOOD & BEVERAGE PORTFOLIO

         Comment 9. Remove the reference to companies that are principally engaged in the manufacture, sale or distribution of wood products, tobacco, fertilizer and agricultural machinery, and companies engaged in the development of new technologies to provide, for example, improved hybrid seeds, new and safer food storage and new enzyme technologies from the list of companies that comprise the Dynamic Food & Beverage Intellidex. These companies would generally not be considered as falling under the category of food and beverage.

     Response: We have revised the disclosure as requested consistent with the applicable Intellidex methodology.

POWERSHARES DYNAMIC HARDWARE PORTFOLIO

     Comment 10. Consider renaming the PowerShares Dynamic Hardware Portfolio, the PowerShares Dynamic Computer Hardware Portfolio to better correspond with the description of the Index. In addition, remove the reference to companies that provide artificial intelligence, medical technology and data communication from the list of companies that comprise the Dynamic Hardware Intellidex as these companies would generally not be considered as falling under the category of computer hardware.

     Response: We have considered the staff's recommendation, however, after consulting with the Amex we concluded that we would prefer to stay with the general principle of matching the Fund name with the applicable Index. Furthermore, we believe that the prospectus disclosure and description of the companies comprising the Index clearly informs the investor that these companies are computer hardware companies. Otherwise, we have revised the disclosure with respect to the list of companies comprising the Index as requested consistent with the applicable Intellidex methodology.

POWERSHARES DYNAMIC INTERNET SOFTWARE & SERVICES PORTFOLIO

     Comment 11. Remove the reference to companies that are principally engaged in the development of database construction from the list of companies that comprise the Dynamic Internet Software & Services Intellidex. This type of company would generally not be considered as falling under the category of internet software and services.

     Response: We have revised the disclosure as requested consistent with the applicable Intellidex methodology.

POWERSHARES DYNAMIC SEMICONDUCTORS PORTFOLIO

     Comment 12. Remove the reference to companies that are principally engaged in the manufacture of fiber optics, defense electronics, medical electronics and consumer electronics from the list of companies that comprise the Dynamic Semiconductors Intellidex. These companies would generally not be considered as falling under the category of semicondutors.

     Response: We have revised the disclosure as requested consistent with the applicable Intellidex methodology.

POWERSHARES DYNAMIC SOFTWARE PORTFOLIO

     Comment 13. Remove the reference to companies that are principally engaged in computer consulting or facilities management services and data communications services from the list of companies that comprise the Dynamic Software Intellidex. These companies would generally not be considered as falling under the category of software.

     Response: We have revised the disclosure as requested consistent with the applicable Intellidex methodology.

POWERSHARES DYNAMIC WIRELESS PORTFOLIO

     Comment 14. Clarify or remove the reference to "companies with products or services related to wireless communication" in the list of companies that comprise the Dynamic Wireless Intellidex. The current description is too broad.

     Response: We have removed the applicable disclosure as requested consistent with the applicable Intellidex methodology.

POWERSHARES HALTER GOLDEN DRAGON CHINA PORTFOLIO

     Comment 15. Clarify the "Index Calculations" and "Index Maintenance" sections of the PowerShares Halter Golden Dragon China Portfolio by better explaining the Index Divisor and how it works in the context of this Fund.

     Response: This section has been clarified to note that the Divisor of the China Index has no impact or bearing on the Fund itself. The Divisor is an arbitrary number, however, it provides a direct link to the original base period of the China Index and keeps the China Index comparable over time and is the central point for all Index maintenance and adjustments.

     Comment 16. Include "small cap risk" in the list of risks for the PowerShares Halter Golden Dragon China Portfolio.

     Response: We have included the disclosure as requested.

POWERSHARES HIGH YIELD EQUITY DIVIDEND ACHIEVERS PORTFOLIO

     Comment 17. Rebut the presumption that high yield normally refers to debt securities in the context of the PowerShares High Yield Equity Dividend Achievers Portfolio.

     Response: Although the Commission has indicated that high yield generally refers to debt securities (see Question No. 7 of the Questions and Answers in connection with Rule 35d-1 dated December 4, 2001), the term high yield is not exclusively defined as relating to debt securities. Furthermore, the use of the term high yield in the name of the Fund and the prospectus disclosure clearly describes that the investors are investing in high yield equity.

     Comment 18. When discussing the 90% policy for the PowerShares High Yield Equity Dividend Achievers Portfolio, note that 90% of the Fund's total assets will be in dividend paying common stocks that comprise the Index.

     Response: We have revised the disclosure as requested.

     Comment 19. Consider including the "Bankruptcy or Prolonged Trading Suspension" section currently included in the description of the PowerShares High Yield Equity Dividend Achievers Portfolio in the description of the other Funds that comprise the Trust, where applicable.

     Response: Including this disclosure in the risks for all Funds would not be necessary where a bankruptcy usually results in a company being delisted from the NYSE, Amex or Nasdaq. The delisting event would trigger a deletion and, at the moment, replacement companies are not added to the Intellidex Indexes.

POWERSHARES VALUE LINE #1 TIMELINESS AND SAFETY PORTFOLIO

     Comment 20. In the description of the Technical Ranking System included in the PowerShares Value Line #1 Timeliness and Safety Portfolio, clarify the statement that the system "is purely a function of relative price action" by discussing what it is relative to, and further describe for investors how the Technical Ranking System works.

     Response: We have revised the disclosure as requested to clarify the statement that the system is a function of relative price changes.

     Comment 21. With respect to the Value Line Index, describe the circumstances where the Index is adjusted more frequently than on a quarterly basis by noting approximately how often this may happen in a quarter and what circumstances would require such adjustment.

     Response: We have revised the disclosure as requested to clarify that the Value Line Index may only be adjusted quarterly.

     Comment 22: Include "small and mid cap risk" in the list of risks for the PowerShares Value Line #1 Timeliness and Safety Portfolio.

     Response: We have included the disclosure as requested.

POWERSHARES WILDER ALTERNATIVE POWER TECHNOLOGIES PORTFOLIO

     Comment 23. Where the Clean Energy Index includes companies that the Index's Selection Committee believes are committed to the use of clean energy and conservation, either rename the Fund the PowerShares Clean Energy Portfolio or, alternatively, modify the criteria for selection to more closely correspond to the name. Accordingly, revise the description of the list of companies that currently comprise the Clean Energy Index (i.e., confirm that hydrogen production, energy conversion and power delivery and conservation correctly describe companies in the Index) to better match the name of the Index.

     Response: The name of the Fund has been changed to the PowerShares WilderHill Clean Energy Portfolio. In addition, we have confirmed with the Index Provider that the current description of the list of companies that currently comprise the Clean Energy Index is correct.

     Comment 24. With respect to the description of those companies that the Clean Energy Index's Selection Committee believes are committed to the use of clean energy and conservation, discuss the specific types of companies that "contribute to the advancement of clean energy." The current description is too broad.

     Response: We have included the disclosure as requested.

     Comment 25. Confirm that an attribute that a stock must possess to be eligible for the Clean Energy Index is sufficient trading activity to pass liquidity tests for an open-end fund.

     Response: This disclosure has been removed from the registration statement.

     Comment 26. Clarify the disclosure under the heading titled "Hydrogen Production" that states that, "Hydrogen used in fuel cells, or modified engines may offer an elegant energy path that prevents pollution while becoming better than fossil fuels to boot."

     Response: The disclosure has been revised to state that, "Hydrogen used in fuel cells, or modified engines, may offer an elegant energy path that prevents pollution while, in addition, becoming better than fossil fuels."

     Comment 27. In the description of the power delivery and conservation companies that comprise part of the Clean Energy Index, clarify what "hybrid and potential fuel cell vehicles that need power management to switch between running gear and follow loads" include.

     Response: The disclosure has been clarified to include "power management for hybrid, hydrogen, and fuel cell vehicles."

POWERSHARES ZACKS RANK LARGE CAP PORTFOLIO

     Comment 28. With respect to the Zacks Rank Large Cap Index, describe the circumstances that require the Index to adjust more often than quarterly by noting approximately how often this may occur each quarter.

     Response: We have revised the disclosure as requested to clarify that the Zacks Index may only be adjusted quarterly.

ADDITIONAL RISKS

     Comment 29. Revise the sentence that states that "Each Fund may engage in active and frequent trading of its portfolio securities" to note that it will do so in accordance with the applicable Index.

     Response: The "Portfolio Turnover" section of the registration statement has been removed and is not applicable.

                       STATEMENT OF ADDITIONAL INFORMATION

         Comment 30. On page 5, please note which restrictions are applicable to non-diversified portfolios and add a non-diversification risk in the prospectus where applicable.

     Response: We have included the disclosure as requested.

     Comment 31. On page 12, include the ages of the Trustees in the chart.

     Response: We have included the disclosure as requested.

     Comment 32. Note the date that Philip Nussbaum became the Managing Director of Communication Institute.

     Response: This disclosure has been updated.

     Comment 33. Include additional disclosure relating specifically to the circumstances of the Trust in the description of the approval of the Investment Advisory Agreement.

     Response: We have expanded this disclosure as requested.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 878-4931, Carla Vogel at (212) 878-3343 or Allison M. Harlow at (212) 878-4988. Thank you.


Sincerely yours,

/s/ Stuart M. Strauss

Stuart M. Strauss